FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Stephan Schambach leaves Intershop Communications

INTERSHOP Communications Aktiengesellschaft

(Name of Registrant)

INTERSHOP Communications Stock Corporation
(Translation of registrant’s Name into English)

Intershop Tower
07740 Jena
Federal Republic of Germany
(011) 49-3641-50-0
(Address and Telephone Number of registrant’s Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F [X]	Form 40-F [_]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the SEC pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes [ ]	No [X]

If “Yes” is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Stephan Schambach leaves Intershop Communications

Jena, Germany - February 4, 2004 – Intershop Communications AG (Prime Standard: ISH1; Nasdaq: ISHP; “Intershop”or the “Company”) announced today that Stephan Schambach has asked the Supervisory Board of the Company to release him from his duties as a member of the Management Board with immediate effect. The Supervisory Board has agreed to Mr. Schambach’s request.

Mr. Schambach will leave the Company following the mutual termination of his contract of service. Mr. Schambach intends to pursue new business activities outside Intershop.

Mr. Schambach was a co-founder of the Company in 1992 and was Chief Executive Officer of Intershop through July 14, 2003. Dr. Juergen Schoettler has been Intershop’s Chief Executive Officer since July 14, 2003.

As an Intershop shareholder, Mr. Schambach will maintain friendly relations with the Company.

Investor Relations:

Klaus F. Gruendel
T: +49-3641-50-1307
F: +49-3641-50-1002
k.gruendel@intershop.com
www.intershop.de

Press:

Dana Schmidt
T: +49-3641-50-1000
F: +49-3641-50-1002
d.schmidt@intershop.com
www.intershop.de

About Intershop

Intershop Communications AG (Nasdaq: ISHP; Prime Standard: ISH1) is a leading provider of software solutions that help organizations evolve their trading relationships with consumers and business partners online. Founded in 1992, Intershop has a long tradition of driving innovation in e-commerce by automating and simplifying sales and buying processes. Intershop Solutions enable organizations to consolidate and manage unlimited online commerce channels on a single platform. As a result, Intershop customers benefit from reduced operating expenses and competitive advantages in their online sales activities. More than 300 enterprise customers worldwide, including Hewlett-Packard, BMW and Homebase, run Intershop Solutions. Four of the 5 largest e-commerce sites in Germany rely on Intershop Solutions: Otto, Tchibo, Deutsche Telekom, and Quelle. Intershop is headquartered in Jena, Germany, and has branch offices in the United States, Europe and Asia. More information about Intershop can be found on the Web at http://www.intershop.com.

This news release contains forward-looking statements regarding future events or the future financial and operational performance of Intershop. Actual events or performance may differ materially from those contained or implied in such forward-looking statements. Risks and uncertainties that could lead to such difference could include, among other things: Intershop's limited operating history, the unpredictability of future revenues and expenses and potential fluctuations in revenues and operating results, significant dependence on large single customer deals, consumer trends, the level of competition, seasonality, risks related to electronic security, possible governmental regulation, and general economic conditions. Additional information regarding factors that potentially could affect Intershop's business, financial condition and operating results is included in Intershop's filings with the Securities and Exchange Commission, including the Company's Form 20-F dated June 6, 2003.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTERSHOP Communications Aktiengesellschaft

Date: February 5, 2004	By: /s/ Dr. Juergen Schoettler
Dr. Juergen Schoettler
Chief Executive Officer
(Vorstandsvorsitzender)